Exhibit 99.1

Suntech Reaches Agreement with Petitioners and Supporting Noteholders in connection with the Chapter 7 Proceeding

Stipulation for the Dismissal of the Chapter 7 to be Executed

GEORGE TOWN, Cayman Islands — January 31, 2014 — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that it has signed a Restructuring Support Agreement (the “RSA”) relating to the petition for involuntary bankruptcy filed against it under chapter 7 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York.  Under the RSA signed by the petitioners for the chapter 7 proceeding, the Company, the joint provisional liquidators of the Company (the “JPLs”), and certain supporting holders of the Company’s 3% Convertible Senior Notes (the “Notes”) that include members of the Company’s creditor working group, the chapter 7 proceedings in the U.S. have been stayed and a stipulation for the dismissal of the chapter 7 proceedings will be executed and filed following recognition of the provisional liquidation proceeding previously filed by the Company in the Cayman Islands under chapter 15 of the U.S. Bankruptcy Code.

In addition, the RSA provides that (among other things):

•                 The JPLs, on behalf of the Company, will use commercially reasonable efforts to file the chapter 15 petition by February 21, 2014;

•                 The petitioners and supporting noteholders will support the chapter 15 petition;

•                 The restructuring must treat all beneficial holders of the notes pari passu;

•                 Upon performance of the RSA, the Company is required  to dismiss appeals of certain judgments obtained by the petitioners relating to repayment of the Notes held by such petitioners; and

•                 The RSA may be terminated if the Company fails to  file the chapter 15 petition by February 21, 2014, an order obtaining recognition of the Cayman Islands restructuring proceeding is not entered by the U.S. Bankruptcy Court by May 31, 2014, or the Cayman Islands restructuring is not approved by December 31, 2014.

Mr. David Walker, one of the court appointed JPLs, said, “We are pleased to have been able to work with all parties to bring this agreement to fruition.  Finding common ground and alignment among each of the Company, its large creditors, its small creditors, and ourselves as the court appointed restructuring professionals represents tremendous progress.  This agreement hopefully allows us to continue to proceed with the Company’s Cayman Islands restructuring to preserve value in the interests of all stakeholders.”

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ) through its international subsidiaries has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, and include the Company’s ability to successfully file a chapter 15 petition in the U.S., ability to be successful granted a chapter 15 proceeding in the U.S., ability to effect a dismissal of the chapter 7 proceeding, ability to execute a successful restructuring of the Company, ability of all parties to honor all agreements under the RSA, and similar statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Prue Lawson

Ph: +1 345 914 8662

Email: prue.lawson@ky.pwc.com